# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 6,413,151; shared voting power 0; sole dispositive power 6,413,151; shared dispositive power 0; aggregate amount beneficially owned 6,413,151 (14.8% of the class)
  Comment: Calculated based on 43,243,165 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Comment: This Amendment No. 5 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Diana Shipping Inc. ("Diana" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on July 31, 2025 ("Amendment No. 1"), Amendment No. 2 thereto filed on September 30, 2025 ("Amendment No. 2"), Amendment No. 3 thereto filed on November 24, 2025 ("Amendment No. 3"), and Amendment No. 4 thereto filed on January 13, 2026 ("Amendment No. 4" and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, the "Current Schedule 13D"). Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value $0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

As previously disclosed in Amendment No. 3, on November 24, 2025, the Reporting Person submitted a non-binding proposal (the "Proposal") to the board of directors of the Issuer to acquire all of the issued and outstanding Shares not already owned by the Reporting Person for a cash consideration of US$20.60 per share (the "Proposed Transaction"). On January 8, 2026, as previously disclosed in Amendment No. 4, the Issuer's Board of Directors notified the Reporting Person that it had rejected the Proposal and suggested a counterproposal for the Issuer to acquire the Reporting Person. On January 15, 2026, the Reporting Person received a second letter from the Issuer's Board of Directors reiterating its rejection of the Proposal, a copy of which is attached as Exhibit G to this Amendment and is incorporated herein by reference. The Reporting Person continues to believe that the Issuer's counterproposal is not actionable.

On January 16, 2026, following the Issuer's continued refusal to meaningfully engage with the Reporting Person on its Proposal, the Reporting Person delivered a notice to the Issuer to (1) submit, at the Issuer's upcoming 2026 Annual Meeting of Shareholders (the "Annual Meeting"), proposals to repeal prospective amendments to the Issuer's By-Laws and to conduct a process to explore strategic alternatives for the Issuer in order to maximize shareholder value, and (2) to nominate a slate of six highly-qualified director candidates (the "Nominees") for election to the Issuer's Board of Directors at the Annual Meeting. On January 16, 2026, the Reporting Person issued a Press Release to announce the nominations, which is attached as Exhibit H to this Amendment and incorporated herein by reference.

Additional information concerning the Nominees is set forth below:

Gustave Brun-Lie, age 73, has nearly 40 years of experience in the shipping industry. Mr. Brun-Lie has served as a board member for a number of companies across the shipping industry, including Wilhelmsen Ship Management, R S Platou, and Torvik's Rederi. Mr. Brun-Lie recently acted as CEO of Statt Torsk AS until February 2024, when the company merged with Vesteralen Havbruk. Mr. Brun-Lie also serves as an advisor to the Royal Norwegian Navy in connection with shipbuilding among Norwegian shipyards. Mr. Brun-Lie earned a B.A. from the Royal Norwegian Naval Academy.

Chao Sih Hing Francois, age 48, has served as a director of Wah Kwong since February 2015, having served as Deputy Chairman from January 2019 to September 2019, and has held the position of Executive Chairman since September 2019. He is the Co-founder and Chairman of the Hong Kong Chamber of Shipping, and Board Director of the Global Maritime Forum. In driving international and regional industry collaboration, Hing is the Chairman of Bureau Veritas Global Marine and Offshore Advisory Council and Chairman of RINA's Asia Decarbonisation Committee. He is also a founder and convenor of the Greater Bay Maritime Forum and was appointed a committee member of the Consultative Committee on Guangdong-Hong Kong Co-operation (Guanghzhou Nansha). In addition, Hing is a trustee of the Hong Kong Maritime Museum, Honorary President of Institute of Seatransport, the Chairman of Port Welfare Committee of the Marine Department of the Hong Kong SAR Government, and a member of The Hong Kong Committee of Nippon Kaiji Kyokai. Mr. Hing Chao also serves as a director to the Global Maritime Forum. Mr. Hing Chao holds a B.A. in philosophy from Durham University.

Paul Cornell, age 67, has more than 35 years of experience in the energy industry and, prior to his retirement in 2023, served as CFO and Managing Director of Quintana Capital Group. Mr. Cornell also previously held positions of Managing Director and Chief Financial Officer of Quintana and Quintana Capital Group, where he was involved in the process of taking Quintana Maritime Ltd. public on Nasdaq in 2005 while acting as Chief Financial Officer and a member of the Board of Directors. Mr. Cornell's experience on corporate boards includes service for Quintana Shipping Ltd., Talen's Marine Fuel, AmerCable Holdings, Quality Magnetite LLC, Quintana Minerals Canada, and Excel Maritime Carriers, Ltd. Mr. Cornell earned a B.B.A. from Niagara University.

Jens Ismar, age 68, has extensive experience working for multiple companies in the shipping industry, serving as CEO of Western Bulk for 11 years and as Executive Director and consultant for Exmar Shipping NV. Additionally, Mr. Ismar has been a director of Awilco LNG since May 2025. Mr. Ismar earned a B.A. in Business Administration from Lund University in Sweden.

Viktoria Poziopoulou, age 63, is an experienced lawyer with approximately 35 years of experience in the shipping industry. From May 2019 to June 2024, Ms. Poziopoulou served as the General Counsel of Pavimar S.A., a ship management company based in Athens specializing in the management of dry bulk vessels. In this capacity, Ms. Poziopoulou was responsible for all legal aspects of Pavimar's business, including but not limited to the corporate legal structure and shareholding of the companies managed by the group, the sale and purchase of vessels, the debt and equity ship financing of the managed vessels, the joint venture agreements of the group, all insurance covers of the managed vessels and all disputes, negotiations or litigation affecting them. Prior to Pavimar, Ms. Poziopoulou serves as General Counsel of Quintana Shipping Ltd. and Excel Maritime Carriers Ltd., a NYSE-listed dry bulk shipping company. Ms. Poziopoulou is a graduate of Athens Law School and obtained a Masters in Law from Queen Mary University, London.

Quentin Soanes, age 71, has significant experience in the shipping industry, having previously served as Chairman of Baltic Exchange and Executive Director of Braemar Shipping Services PLC (now Braemar PLC). Mr. Soanes is currently the Executive Chairman of Sterling Shipping Services LTD, where he has been employed since 2014. Mr. Soanes earned a B.A. Honours Degree from the University of London.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit G: Response Letter, dated January 15, 2026, from the Board of Directors of the Issuer to the Reporting Person.

Exhibit H: Press Release, dated January 16, 2026, issued by the Reporting Person (incorporated by reference to the Schedule 14A filed by the Reporting Person with the SEC on January 16, 2026).

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (01/16/2026)